MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

September 28, 2018

VIA EDGAR

Ms. Lauren Hamilton

Mr. Frank Buda

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay VP Funds Trust (File Nos. 002-86082, and 811-03833-01) (the “Registrant”)

Dear Ms. Hamilton and Mr. Buda:

This letter responds to comments that Ms. Hamilton provided telephonically on August 28, 2018 and Mr. Buda provided telephonically on August 29, 2018 regarding the Registration Statement/Proxy Statement on Form N-14 (Securities Act File No. 333-226757) (the “Registration Statement/Proxy Statement”) filed by the Registrant on August 10, 2018. The Registration Statement/Proxy Statement relates to the proposed reorganization of the MainStay VP Absolute Return Multi-Strategy Portfolio (“VP ARMS Portfolio”) with and into the MainStay VP IQ Hedge Multi-Strategy Portfolio (“Acquiring Portfolio”).

Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement/Proxy Statement.

Comment 1: Please make sure that the launch date of the Acquiring Portfolio is consistently described throughout the Registration Statement/Proxy Statement. Also, include a description in your response letter.

Response: We have edited the Registration Statement/Proxy Statement as necessary. The registration statement for the Acquiring Portfolio went effective on September 10, 2018 and the Acquiring Portfolio began operations on September 11, 2018.

Comment 2: Make it clear that the Board of Trustees is the same for both Portfolios.

Response: We have made the requested edit.

Comment 3: In the section entitled, Questions and Answers Relating to the Proposal, clarify that the Acquiring Portfolio is a new fund with no operating history at the time of the Registration Statement/Proxy Statement. Also, disclose that the Acquiring Portfolio is an index fund, not an actively managed fund like the VP ARMS Portfolio.

Response: We have implemented changes in response to this comment.

Comment 4: In the section entitled, Questions and Answers Relating to the Proposal – What is the Underlying Index construction process?, define “Underlying Index” in the text of the question.

Response: We have implemented changes in response to this comment.

Comment 5: In the section entitled, Questions and Answers Relating to the Proposal – What is the Underlying Index construction process?, refine your answer to be less technical so as to enhance investor understanding.

Response: We have made the requested edit.

Comment 6: Delete any discussion of similarly managed accounts. Discussion of this should be reserved for Appendix A.

Response: We have made the requested edit.

Comment 7: The HFRI Fund of Funds Composite Index does not qualify as a broad-based securities index. Please replace this with an appropriate index and confirm that HFRI Fund of Funds Composite Index will be used only as a secondary index for the Acquiring Portfolio.

Response: Although the Acquiring Portfolio continues to believe that the HFRI Fund of Funds Composite Index is an appropriate primary benchmark in light of the Acquiring Portfolio’s investment objective and strategies, the Acquiring Portfolio has selected S&P Balanced Equity and Bond – Conservative Index as its primary benchmark following discussions with the SEC staff. We confirm that the HFRI Fund of Funds Composite Index will be used as a secondary index for the Acquiring Portfolio.

Comment 8: In the section entitled Questions and Answers Relating to the Proposal, disclose that fees and expenses of the Acquiring Portfolio may increase upon the expiration of the contractual fee waiver arrangement.

Response: We have made the requested edit.

Comment 9: In the section entitled Questions and Answers Relating to the Proposal, include an estimate of realized gains resulting from the transition of the VP ARMS’s portfolio or, if not applicable, please indicate in your response letter.

Response: Shareholders generally would not recognize a gain or a loss for federal income tax purposes until a fund distributes its net realized capital gains, if any, at the end of the year. Therefore, it is not possible at this time to provide an estimate of the gain or loss to be recognized by the VP ARMS Portfolio for federal income tax purposes in connection with the transition of the VP ARMS Portfolio’s portfolio.

Comment 10: In the section entitled Questions and Answers Relating to the Proposal, clarify what is meant by “as applicable” in the discussion regarding which parties will bear the transaction costs.

Response: We have revised this section in response to the comment.

Comment 11: In the section entitled Questions and Answers Relating to the Proposal, include a statement that the estimated cost of portfolio adjustments is exclusive of any commissions, if true. If not, indicate in your response letter. Also, include a discussion of the estimated cost of portfolio adjustments in the prospectus section of the Registration Statement/Proxy Statement.

Response: As stated in the Registration Statement/Proxy Statement, the estimated costs of the portfolio adjustments includes brokerage commissions, transaction charges and related fees. We have included a discussion of these costs in the prospectus section of the Registration Statement/Proxy Statement as requested.

Comment 12: In the section entitled Questions and Answers Relating to the Proposal, indicate that shareholders of VP ARMS Portfolio will bear a portion of the liquidation portfolio costs as well as any costs incurred during reinvestment by the Acquiring Portfolio.

Response: We have revised this section in response to the comment.

Comment 13: In the section entitled Questions and Answers Relating to the Proposal, include an explanation that capital gains are not generally distributed in variable funds.

Response: We distribute capital gains to shareholders of our variable funds in the form of additional shares. We have added disclosure explaining this to the Registration Statement/Proxy Statement. Also, we already state that because the VP ARMS Portfolio is an investment option for variable annuity contracts and variable universal life insurance policies, it is not anticipated that any required capital gains distributions will be currently taxable to shareholders.

Comment 14: In the section entitled Questions and Answers Relating to the Proposal, explain why capital gains that would be distributed in advance of the Reorganization to shareholders of the VP ARMS Portfolio would only be partially reduced by the available net capital loss carryforwards.

Response: We have revised this section in response to the comment.

Comment 15: Explain what is meant by the clause “…NYLIAC expects to vote shares for which no instructions have been received, or for which it is not otherwise entitled to vote in its discretion…”

Response: We have clarified this language.

Comment 16: Explain how New York Life Investments will vote shares of the VP ARMS Portfolio held by the Asset Allocation Portfolios.

Response: We have revised this section in response to the comment.

Comment 17: Add accession numbers for the documents being incorporated by reference. Also, incorporate by reference the Semi-Annual Report to Shareholders for the VP ARMS Portfolio for the period ended June 30, 2018.

Response: We have made the requested edits.

Comment 18: Explain that the shareholders of VP ARMS Portfolio will receive the same class of shares of the Acquiring Portfolio in connection with the Reorganization.

Response: We have made the requested edit.

Comment 19: In the section entitled Summary, delete the clause “…and is qualified in its entirety by reference to the more complete information contained herein” from the introductory paragraph.

Response: We have made the requested edit.

Comment 20: In the section entitled Summary – Reasons for the Reorganization, delete references to the potential for improved performance as the Acquiring Portfolio has no operating history as of the date of the Registration Statement/Proxy Statement.

Response: We have revised this section in response to the comment.

Comment 21: Revise the section entitled Summary – Board Considerations to include all material considerations, including any adverse considerations. Remove the clause “but were not limited to” from the sentence preceding the bullet points. Also, remove any reference to the potential for improved performance as the Acquiring Portfolio has no operating history.

Response: We have revised this section in response to the comment.

Comment 22: In the section entitled Comparison of the Portfolios, add a cross reference to Appendix D. Incorporate any changes made in response to Staff comments on the initial registration statement for the Acquiring Portfolio. Also, include a narrative paragraph highlighting the differences between the Acquiring Portfolio and the VP ARMS Portfolio immediately after the side-by-side comparison.

Response: We have revised this section in response to the comment.

Comment 23: Confirm that the figures in the section entitled Comparison of Fees and Expenses reflect current fees as per Item 3 of Form N-14.

Response: We have revised this section to reflect current fees.

Comment 24: In the section entitled Comparison of the Portfolios, include a statement that the figures shown in the Fees and Expenses table do not include any separate account or policy fees or charges imposed under the variable annuity policies and variable universal life insurance policies for which the Portfolio is an investment option.

Response: We have made the requested edits.

Comment 25: We note that New York Life Investment Management waived the management fee that it receives from the VP ARMS Portfolio in an amount equal to the management fee paid to it by the Cayman Subsidiary. Please explain why the waived amount is not reflected as a waiver in the Fees and Expenses table.

Response: We believe that the current disclosure fairly and accurately reflects the overall fee and expense arrangement with respect to the VP ARMS Portfolio and its investments in the Cayman Subsidiary, notably the net expense ratio associated with an investor’s investment in the VP ARMS Portfolio. We also believe that the narrative explanations regarding these expenses included in the footnotes to the fee and expense table clearly disclose to investors the general manner in which these figures are calculated for purposes of this table.

Comment 26: Explain why you use December 31, 2017 as the end date for the time periods shown in the Example table.

Response: We have revised this to match the date of the fees and expenses table.

Comment 27: Please include expense example information for the 5 and 10 year periods for the Acquiring Portfolio.

Response: We have made the requested edits.

Comment 28: Move the section entitled Principal Risk, to just before the discussion on fees and expenses. Also, provide a narrative comparison of the risks of the Portfolios, including if certain shared risks apply more to one Portfolio than the other.

Response: We have revised this section in response to the comment.

Comment 29: In the section entitled Investment Restrictions and Policies, state whether the Acquiring Portfolio’s 80% test is fundamental and cannot be changed without shareholder approval.

Response: The Acquiring Portfolio’s 80% test is nonfundamental and can be changed without shareholder approval. We have added disclosure regarding this to the section entitled Investment Restrictions and Policies.

Comment 30: In the introductory sentence to the section entitled Information About the Reorganization, delete the clause “…and is qualified in its entirety by reference to the form of Reorganization Agreement…” and clarify that the summary that follows includes all material terms.

Response: We have made the requested edits.

Comment 31: Confirm in your response letter that the Reorganization is not expected to result in loss limitations and loss forfeitures.

Response: We confirm that based on data through July 31, 2018, we do not expect the Reorganization to result in loss limitations and loss forfeitures.

Comment 32: In the section entitled Capitalization, remove the footnote from the Acquiring Portfolio column and do not show any seed assets in the table as they were not in the Acquiring Portfolio as of July 31, 2018.

Response: We have made the requested edit.

Comment 33: In the section entitled Capitalization, include a statement describing the amount of any seed capital, including the source and the purpose.

Response: We have made the requested edit.

Comment 34: In the section entitled Capitalization, include footnote explanations of any Pro Forma Adjustments.

Response: We have made the requested edit.

Comment 35: In the section entitled Voting Information, explain or delete the sentence “Not all voting options may be available to you.”.

Response: We have made the requested edit.

Comment 36: In the section entitled Voting Information, delete the paragraph that starts “The Board knows of no matters…” as this information is repeated elsewhere.

Response: We have made the requested edit.

Comment 37: In the section entitled Voting Information – Solicitation Expenses and Other Expenses Related to the Reorganization, explain what types of expenses would not be considered “direct expenses” relating to the Special Meeting.

Response: We made the requested edit.

Comment 38: In the section entitled Voting Information – Vote of Portfolio Shares by New York Life Investments, revise this disclosure to ensure it is consistent with the rest of the section.

Response: We made the requested edit.

Comment 39: In Appendix A revise the disclosure to indicate that the IQ ETF has a substantially similar investment objective and substantially similar principal investment strategies.

Response: We have made the requested edit.

Comment 40: On the form of proxy card, include a toll-free number for voting and include lines for signatures and dates.

Response: We have made the requested edit.

Comment 41: In the Statement of Additional Information, confirm that the net asset information conforms to the same information presented elsewhere in the Registration Statement/Proxy Statement.

Response: We have made the requested edit.

Comment 42: In the Statement of Additional Information, update the Pro Forma Financial Information to June 30, 2018. Also, include a footnote relating to estimations.

Response: We have made the requested edit.

Comment 43: In the Statement of Additional Information, confirm that the VP ARMS Portfolio’s capital loss carryforward are without limitation.

Response: We have made the requested edit.

Comment 44: In the Statement of Additional Information, indicate if New York Life Investments would bear the costs of the proxy if the transaction is not consummated.

Response: We have made the requested edit.

*         *         *

As part of the SEC staff’s review of the Registration Statement/Proxy Statement, Ms. Hamilton requested that the Registrant provide a written summary of its analysis regarding which Portfolio should be deemed the accounting survivor of the Reorganization.

In response to this request, the Registrant submitted a memorandum via EDGAR on August 28, 2018 along with a request for confidential treatment.  As articulated in more detail in that memorandum, the Registrant believes that, on balance, the factors specifically delineated in the North American Security Trust SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST Factors”) and other relevant factors support the determination that the Acquiring Portfolio should be the accounting survivor.

On September 24, 2018, Ms. Alison Staloch informed Mr. Thomas Bogle of Dechert LLP that, after considering the Registrant’s submission, the SEC staff concluded that the VP ARMS Portfolio should be the accounting survivor of the Reorganization.  The Registrant disagrees with the staff’s position.  However, in light of the staff’s position, the Registrant revised the Registration Statement/Proxy Statement to reflect that the VP ARMS Portfolio would be the accounting survivor.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert
Assistant Secretary

cc:	J. Kevin Gao

Thomas Bogle